UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            RANGEFORD RESOURCES, INC.
                           -------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   75281D 20 2
                                 (CUSIP Number)

                                 FILING JOINTLY:

                            RF COLORADO VENTURES, LLC
                                       and
                                RF VENTURES, INC.
                                       and
                                  M.A. LITTMAN
                           518 17th Street, Suite 765
                                Denver, CO 80202
       -------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 6, 2012
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                          [  ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 75281D 20 2

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            RF COLORADO VENTURES, LLC

            RF VENTURES, INC.     --   Manager of RF Colorado Ventures, LLC

            M.A. LITTMAN          --   President of RF Ventures, Inc.


         2. Check the Appropriate Box if a Member of a Group

                        (a)                                    [   ]
                        (b)                                    [ X ]

         3. SEC Use Only

         4. Source of Funds (See Instructions)                                WC

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                  [  ]

         6. Citizenship or Place of Organization:

                  RF Colorado Ventures, LLC                 State of Colorado
                                                            -----------------
                  RF Ventures, Inc.                         State of Colorado
                                                            -----------------
                  M.A. Littman                    United States of America
                                                  ------------------------

Number of              7.   Sole Voting Power (1)          9,900,000 shares
Shares
Beneficially by        8.   Shared Voting Power(1)         9,900,000 shares
Owned by Each
Reporting              9.   Sole Dispositive Power (1)     9,900,000 shares
Person With
Power                  10.  Shared Dispositive Power       9,900,000 shares

          (1) RF Colorado Ventures, LLC is the record owner of the shares, and RF Ventures, Inc. is the manager of RF Colorado Ventures, LLC. Mr. M.A. Littman is the President of RF Ventures, Inc.

         11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                   RF Colorado Ventures, LLC                    9,900,000 shares

         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [   ]

         13.  Percent of Class Represented by Amount in Row (11)        98.19%
                   Based on 10,081,700 shares of common stock issued and outstanding.

         14. Type of Reporting Person
               RF Colorado Ventures, LLC        OO     RF Ventures, Inc.      OO
               M.A. Littman                     IN


ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.001 par value Common Stock of Rangeford Resources, Inc., a Nevada Corporation. The address of its principal office is 518 17th Street, Suite 765, Denver, CO 80202.

ITEM 2.   IDENTITY AND BACKGROUND.

RF Colorado Ventures, LLC

     (a) This statement on Schedule 13D is being filed on behalf of RF Colorado Ventures, LLC.

     (b) RF Colorado Ventures, LLC's address is 518 17th Street, Suite 765, Denver, CO 80202.

     (c) RF Colorado Ventures, LLC was organized in order to identify and develop opportunities in the energy industry.

     (d) RF Colorado Ventures, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) RF Colorado Ventures, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  State of Organization: Colorado

RF Ventures, Inc., the Managing Member of RF Colorado Ventures, LLC

     (a) This statement on Schedule 13D is being filed on behalf of RF Ventures, Inc.

     (b) RF Ventures, Inc 's address is 518 17th Street, Suite 765, Denver, CO 80202.

     (c) RF Ventures, Inc. was organized in order to identify and develop opportunities in the energy industry.

     (d) RF Ventures, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) RF Ventures, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  State of Organization: Colorado


M.A. Littman, President of RF Ventures, Inc. which is the current manager of RF Colorado Ventures, LLC.

     (a)  This  statement  on  Schedule  13D is being  filed on  behalf  of M.A.
          Littman.

     (b)  M.A. Littman's address is 7609 Ralston Road, Arvada, CO 80002.

     (c) Since March 2012, Mr. Littman has served as the President of RF Ventures, Inc.

     (d)  Mr. Littman has not,  during the last five years,  been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors.)

     (e) Mr. Littman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States of America

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION.

RF Colorado Ventures, LLC commenced a private offering of its equity interests in order to purchase the 9,900,000 shares of Rangeford Resources, Inc. for $300,000 through equity investors in the LLC.

ITEM 4.   PURPOSE OF THE TRANSACTION.

RF Colorado Ventures, LLC intends to take control of, capitalize, and commence energy production ventures with the Issuer.

RF Colorado Ventures, LLC, upon closing of the Share Purchase Agreement, will be the direct holder of the shares of the Company and as such has the ability to vote the shares. RF Ventures, Inc. is the manager of RF Colorado, LLC. RF Colorado Ventures, LLC intends to and may influence the following corporate activities:

     (a) The acquisition by other persons of additional securities of Rangeford Resources, Inc. through private placements;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or acquisition, involving Rangeford Resources, Inc. and as yet undetermined acquisitions in the energy industry;

     (c)  No sale or  transfer  of a  material  amount of  assets  of  Rangeford
          Resources, Inc. or any of its subsidiaries is contemplated as Rangeford has no assets, other than a small amount of cash;

     (d) A change in the present board of directors or management of Rangeford Resources, Inc.(new board members have been appointed), including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Material changes in the present capitalization of Rangeford Resources, Inc. including sales of equity or debt are intended;

     (f) Any other material change in Rangeford Resources, Inc.'s business or corporate structure, which will include energy related acquisitions are intended;

     (g) Changes in Rangeford Resources, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Rangeford Resources, Inc. by any person may be enacted;

     (h)  Not Applicable;

     (i)  Not Applicable; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of Rangeford Resources, Inc.'s common stock reported below is based on the statement that there are 10,081,700 shares of Rangeford Resources, Inc.'s common stock issued and outstanding.

     (a) RF Colorado Ventures, LLC intends to purchase directly 9,900,000 shares of the Rangeford Resources, Inc.'s common stock, which is 98.19% of the issued and outstanding common stock issued and outstanding at the time of this filing. RF Colorado Ventures, LLC is managed by RF Ventures, Inc. and Mr. Littman is President of RF Ventures, Inc. manager of RF Colorado Ventures, Inc. and therefore controls RF Colorado Ventures, LLC.

          (Based on 10,081,700 shares of common stock issued and outstanding. Does not assume the exercise or conversion of any other equity instruments Rangeford Resources, Inc. may have issued.)

     (b) For information regarding the number of shares of Rangeford Resources, Inc.'s common stock to which RF Colorado Ventures, LLC (which RF Ventures, Inc manages and of which Mr. Littman is President) holds or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of Rangeford Resources, Inc.'s common stock effected by RF Colorado Ventures, LLC, RF Ventures, Inc., Mr. Littman, during the past 60 days.

     (d) Subject to closing under the Share Purchase Agreement, no person other than RF Colorado Ventures, LLC (managed by RF Ventures, Inc. and Mr. Littman) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Rangeford Resources, Inc.'s common stock.

     (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On June 29, 2012, RF Colorado Ventures, LLC entered into a Share Purchase Agreement for the purchase of the 9,900,000 shares of restricted common stock of Rangeford Resources, Inc. by and between RF Colorado Ventures, LLC, Rangeford Resources, Inc. and Orphan Holdings of Texas, LLC.

          The managing member of RF Colorado Ventures, LLC is RF Ventures, Inc., which is owned by M.A. Littman, President. RF Ventures, Inc. owns 5% of RF Colorado Ventures, LLC.

RF Colorado Ventures, LLC has no other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Rangeford Resources, Inc., other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

10.1    Share Purchase Agreement By and Between RF Colorado Ventures, LLC,
           Rangeford Resources, Inc. and Orphan Holdings of Texas, LLC dated July 5, 2012

10.2    Statement of RF Colorado Ventures, LLC, RF Ventures, Inc., M.A. Littman,
           President as to the joint filing of Schedule 13D, dated July 6, 2012.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 6, 2012           RF COLORADO VENTURES, LLC
                                      By RF Ventures, Inc.



                                   By:
                                       --------------------------------------
                                       Manager of RF Colorado Ventures, LLC



                                   RF VENTURES, INC.



                                   By:
                                       --------------------------------------
                                       M.A. Littman, President



                                   M.A. LITTMAN




                                   --------------------------------------
                                   M.A. Littman, Individually